JEROME J. DONNELLON

Certified Public Accountant

35 Twin lakes Drive

Fairfield, Ohio 45014

513-874-3055

David A. Leytze V.P.

Stemcell Global Research, Inc.

9978 Washington St.

Camp Dennison, Ohio 45111

Dear Dave,

This letter is to acknowledge my resignation as primary accountant and auditor for Stemcell. The State of Ohio simply has too many requirements for an accountant to act as auditor. I can no justify the time and the expense necessary to fulfill the requirements.

In resigning, I hereby state that I have no disagreements with management over any accounting issues regarding Stemcell, and that I have reviewed and accept the 8-K that Stemcell must now file with the SEC.

Sincerely,

/s/ Jerome J. Donnellon

Jerome J. Donnellon